VIA EDGAR

June 29, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Alan Campbell

Re:         AdaptHealth Corp.

Acceleration Request for Registration Statement on Form S-1

File No. 333-239515

Requested Date:        June 30, 2020

Requested Time:       4 p.m. Eastern Standard Time

Dear Mr. Campbell:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Jefferies LLC and Deutsche Bank Securities Inc., as representatives of the several underwriters, hereby join AdaptHealth Corp. in requesting that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 30, 2020, at 4 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

As representatives of the several underwriters

JEFFERIES LLC

By:	/s/ Michael A Bauer
Name: Michael A Bauer
Title: Managing Director

Very truly yours,

As representatives of the several underwriters

dEUTSCHE BANK SECURITIES INC.

By:	/s/ Justin Smolkin
Name: Justin Smolkin
Title: Managing Director

dEUTSCHE BANK SECURITIES INC.

By:	/s/ Robert Verdier
Name: Robert Verdier
Title: Managing Director